UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    ☐   Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ☐   Form C-AR: Annual Report
    ☑   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of issuer
WhereBy.Us Enterprises, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    July 8, 2014

Physical address of issuer
The issuer's address is 1951 NW 7th Ave, Suite 600, Miami, Florida 33136.

Website of issuer
https://www.whereby.us/

Current number of employees
The Company currently has 24 employees.

	Most recent fiscal year-end 2018	Prior fiscal year-end 2017
Total Assets	$404,948	$957,787
Cash & Cash Equivalents	$340,066	$793,673
Accounts Receivable	$26,781	$151,673
Short-term Debt	$314,842	$166,141
Long-term Debt	$3,649,002	$2,423,329
Revenues/Sales	$862,847	$815,176
Cost of Goods Sold	$51,444	$181,392
Taxes Paid	$0	$0
Net Income	($1,927,213)	($841,266)

January 14, 2020

Form C-AR/A

WhereBy.Us Enterprises, Inc.
1951 NW 7th Ave, Suite 600
Miami, FL 33136
www.whereby.us



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A") is being furnished by WhereBy.Us Enterprises, Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rmrlaboratories.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is January 14, 2020.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibit hereto.

WhereBy.Us Enterprises, Inc. is a Florida corporation, incorporated on July 8, 2014.

The Company is located at 1951 NW 7th Ave, Suite 600, Miami, Florida 33136.

The Company's website is https://www.whereby.us/

The information available on or through our website is not a part of this Form C-AR/A.

The Business
The Company is a platform for creating media publications focused on community engagement and connection. Brands use the Company's tools and model to create email newsletters, multimedia content, and events to build their audience and business. The Company conducts business in Florida, Pennsylvania, Oregon, Washington, and California.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently riskier than more developed companies. Potential Investors should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which to evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable and relies on external financing to fund its operations.
The Company is a startup company. Since inception, the Company has relied upon issuances of securities to fund operating losses. The Company has never been profitable and will incur additional costs prior to becoming profitable, if ever. These matters raise substantial doubt about the Company's ability to continue as a going concern.

The Company cannot assure when or if it will ever be profitable. If the Company fails to execute its business plan successfully, then the Company will need to raise additional capital in the future. Additional financing may not be available on favorable terms, or at all. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. No assurance can be given that the Company will be able to raise capital when needed or at all, or that such capital, if available, will be on terms acceptable to the Company. If the Company is not able to raise additional capital, it will likely need to curtail its expansion plans or possibly cease operations.

In order to achieve the Company's near and long-term goals, the Company will likely need to procure funds. If the Company is not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: a recession, downturn or otherwise, local competition or changes in consumer taste. Such adverse conditions could be substantial and could have a material adverse effect on the Company's results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is controlled by its officers and directors.
Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck currently hold the majority of the Company's voting stock, and at the conclusion of this offering will continue to hold the majority of the Company's voting rights. They are also directors and officers of the Company. Investors will not have the ability to control a vote by the shareholders or the Board.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or congress may attempt to change the classification of or change the way that our online content is regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Our Company relies on a multi-city model that may not be replicable.
A multi-city model requires efficiently operating unique media brands in many markets. We have focused on designing a technology platform and a replicable model that can overcome this risk, but we may face additional risks as we continue to grow and move into more cities.

Our addressable market varies by city and may not be replicable.
We are focused on 25-45 year-olds with some college or higher education, living and working around the urban core of their city. We target 10% market share for owned and operated audience. We use census data to estimate the addressable market and to calculate local marketing spending to estimate market value. We may face problems associated with different markets in new cities.

The media landscape is changing and the Company must adapt.
We will focus on staying ahead of changing user habits and brand spending by remaining in touch with our users through research and data. The biggest trend we are tracking is the movement of digital advertisers away from traditional cost per thousand impression pricing toward other measures, such as engagement, conversion, and time on site. This is generally a positive trend for us, as we are already focused on delivering against these metrics. The Company may not be successful if we are not able to keep up with the changing media landscape.

In order for the Company to compete and grow, it must attract, recruit, retain and develop necessary personnel who have needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize their products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign affected products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of such products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Products infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our

customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
WhereBy.Us is a platform for creating media publications focused on community engagement and connection. Brands use the Company's tools and model to create email newsletters, multimedia content, and events to build their audience and business.

Business Plan
The Company currently supports media brands in five cities on its platform: Miami, Orlando, Portland, Seattle, and Pittsburgh. Each brand generates revenue from user subscriptions and from self-service advertising and recurring advertising campaigns. The Company's goal is to significantly increase the number of active brands running on its platform, allowing it to leverage its technology. This fundraise will help the Company bring new creators and brands onto the platform, and further develop its technology to reduce the cost of expansion and shorten the time required to generate profitability.

The Company's Products and/or Services

Product / Service	Description	Current Market
Email Newsletters	Daily email newsletters sent by each brand running on our platform.	Locals in each city served by one of our current brands.[*]
Events	Original events produced in partnership with local businesses and entrepreneurs.	Locals in each city served by one of our current brands.[*]
Creative Marketing	Original content series produced in partnership with brands and advertisers.	Brands wanting to reach our audiences.

Competition
There are many independent digital media publications focused on various local communities, professional industries, or demographic groups. WhereBy.Us provides a tech platform and business model that can serve those media publications, but some of them may compete with brands that also use the Company's platform. There are also tools

such as Mailchimp and WordPress for publishing media content, which creators may use in lieu of the WhereBy.Us platform.

Customer Base
WhereBy.Us works with creators who want to launch a media brand for their community, whether they are an individual, a team, or a media conglomerate. The Company provides these creators with the tools and business model to develop an audience of engaged users, and to sell advertising to advertisers within their community. Creators choose their own focus and demographics; the Company provides centralized technology, product, and sales support.

Supply Chain
WhereBy.Us uses third-party technology tools to support its own proprietary technology, including the following services: Amazon Web Services, Heroku, Google Apps for Business, Wordpress, and Stripe. the Company also contracts with third-party technology and growth consultants from time to time for specific projects.

Intellectual Property
The Company owns trademarks for its own brand, tagline, and brands operating on its platform: "WhereBy.Us", "Live like you live here", "The New Tropic", "The Evergrey", "Pulptown", "Bridgeliner", and "The Incline".

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4839993	Class 35 Class 41	The New Tropic	12/30/2014	10/27/2015	United States
4839994	Class 35 Class 41	Live Like You Live Here	12/30/2014	10/27/2015	United States
4967577	Class 35 Class 41	WhereBy.Us	5/13/2015	5/31/2016	United States
5649757	Class 35 Class 41	The Evergrey	9/12/2016	1/8/2019	United States
5840491	Class 35 Class 41	Pulptown	2/22/2018	8/20/2019	United States
87807393	Class 35 Class 41	Bridgeliner	2/22/2018	7/17/2019	United States

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

Other
WhereBy.Us Enterprises, Inc. is a Florida corporation, incorporated on July 8, 2014.

The Company is located at 1951 NW 7th Ave, Suite 600, Miami, Florida 33136.

The Company conducts business in Florida, Pennsylvania, Oregon, Washington, and California.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Sopher	President/Chief Executive Officer; elected 2014	Company strategy and vision, fundraising team leadership and management	University of North Carolina at Chapel Hill - Bachelor of Arts, Public Policy Analysis
Rebekah Monson	Chief Operating Officer/Treasurer; elected 2014	Manage team operations, company roadmap, and product/technology team	Louisiana State University - Bachelor of Arts, Mass Communication
Bruce Pinchbeck	Chief Creative Officer/Secretary; elected 2014	Management of content and event production teams	Drexel University - Bachelor of Arts, Film Production

Indemnification
Indemnification is authorized by the Company to officers and directors and their agents acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 24 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding securities:

Type of Security	Common Stock
Par Value per Share	$0.000001
Amount Outstanding	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior if convertible securities)	Approximately 40.7% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	Option Grants
Amount Outstanding	1,544,285
Voting Rights	No voting rights until exercised for shares of Common Stock
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	When exercised the option grants will dilute other security-holders in the Company. The Company may choose to issue more option grants; as of the date of this Form C-AR/A, the Company has an additional 955,715 shares of Common Stock reserved under its equity plan.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 10.2% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	KF Convertible Note
Amount outstanding	$250,000, representing principal and accrued interest as of January 14, 2020.
Interest Rate	None
Description of Collateral	None
Conversion Terms	Shall automatically convert into the Company's stock upon the next qualified equity raise of at least $500,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the price per share paid by such bona fide unaffiliated third-party purchasers and on the same terms as those provided to such bona fide unaffiliated third-party purchasers. Within 90 days prior to and including the maturity of the note, the holder shall have the right (but not the obligation) to convert all or any portion of the outstanding principal amount of the note into fully paid and nonassessable shares of the class and series of the Company's securities having the most favorable rights and terms for the holders thereof, in such amount as is equal to 20% of all of the Company's reserved and issued securities on a fully diluted basis. Upon a change in control (as further defined in the agreement), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the Company's most senior series of preferred stock or

	Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control, or such other securities on terms and conditions agreed upon by the Company and the holder.
Other Material Terms	The note, note purchase agreement, and the investor rights agreement also reference the following terms and rights for the holder, including: (i) subordination, (ii) information and inspection rights, (iv) an annual audit, (iv) participation rights, (v) board observer rights, (vi) restrictions on use of proceeds, and (vii) transfer restrictions, including a first offer to the Company and second offer to the holder if the Company does not elect to accept the first offer.
Maturity Date	March 31, 2020
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the securities issued under Regulation CF. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 0.85% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2015 Convertible Subordinated Promissory Notes
Amount outstanding	$352,000 representing principal and accrued interest as of January 14, 2020.
Interest Rate	7% annually
Description of Collateral	None
Conversion Terms	The 2015 convertible subordinated promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements) at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the investors in such financing or (ii) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of such financing, and otherwise on the same terms and conditions as giving to the investors in such financing. At least 5 days prior to the maturity date of the note, the holder may elect to convert the outstanding principal balance and any unpaid accrued interest of the note on the maturity date into shares of Common Stock of the Company at a conversion price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the maturity date. Upon a change in control (as further defined in the agreement), all outstanding principal and unpaid accrued interest due on the note shall, at the holder's election: (i) be due and payable in full prior to the closing of the change in control transaction; or (ii) convert into the Company's most senior series of preferred stock, or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control, at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $3,500,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the Company and the holder.
Other Material Terms	The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.
Maturity Date	March 31, 2020
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable

	upon conversion of the securities issued under Regulation CF. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 5.12% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	Incubator Convertible Promissory Note
Amount Outstanding	$114,970 representing principal and accrued interest as of January 14, 2020.
Interest Rate	8%
Description of Collateral	None
Conversion Rate	The lesser of: (i) the price per security offered to investors in such offering divided by 80%; or (ii) the price obtained by dividing 1,666,667 (the "Target Valuation") by the fully-diluted capitalization of the Company immediately prior to the qualified financing. In the event the note does not convert before maturing, the noteholder may convert the note by dividing (x) the Target Valuation by (y) the fully-diluted capitalization of the Company. If, while this note remains outstanding, the Company enters into a transaction which constitutes a change of control, then the noteholder has the right, at the noteholder's option, to: (1) convert the principal balance (calculated as of immediately prior to such change of control) into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the lesser of (A) the fair market value of the Company's Common Stock established by the change of control and (B) the price obtained by dividing (x) the Target Valuation by (y) the fully-diluted capitalization of the Company as of immediately prior to such change of control; or (2) elect to accelerate the maturity date of the note, such that all unpaid principal and all accrued interest under the note, together with a premium equal to 100% of the original principal amount of this note, shall be due and payable upon consummation of the change of control, prior and in preference to payments in respect of the Company's then-outstanding capital stock.
Other Material Terms	Until immediately following the consummation of a qualified equity raise, The investor and its related entities have the right to purchase up to 25% of the total

	amount offered in the next qualified equity raise, or $500,000, whichever is greater.
	The Company is required to deliver monthly updates to noteholder with its key metrics and financial condition.
	The noteholder has board observer rights, as well as the right to appoint a director to the Company's Board of Directors, but as of the date of this Form C-AR/A, has not exercised this right.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the securities issued under Regulation CF. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 3.51% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2016 Convertible Promissory Notes
Amount Outstanding	$1,603,689 representing principal and accrued interest as of January 14, 2020.
Interest Rate	7%
Description of Collateral	None
Conversion Terms	These convertible promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise. At least 5 days prior to the March 31, 2020 (the "Maturity Date"), the holder may elect to convert on the Maturity Date the outstanding principal balance and any unpaid accrued interest of the note into shares of Common Stock of the Company at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of the Maturity Date.

	Upon a change in control (as further defined in the note purchase agreements), all outstanding principal and unpaid accrued interest due on the note shall at the holder's election be (i) due and payable in full prior to the closing of the change in control transaction, or (ii) convert into the Company's most senior series of preferred stock or Common Stock if no series of preferred stock is in existence immediately prior to the closing of the change in control at a conversion price equal to the lesser of (a) 80% of the per share price to be paid to holders in such transaction or (b) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the closing of such transaction, or such other securities on terms and conditions agreed upon by the Company and the holder.
Other Material Terms	The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.
Maturity Date	The convertible promissory notes will convert in the earlier of (i) March 31, 2020, (ii) a "corporate transaction" (such as the sale of the Company) or (iii) a qualified equity financing.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the securities issued under Regulation CF. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 16.3% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Type of Security	2018 Convertible Subordinated Promissory Notes
Amount Outstanding	$ 2,056,097, representing principal and accrued interest as of January 14, 2020.
Interest Rate	2.5% simple interest per annum
Description of Collateral	None
Conversion Terms	The convertible subordinated promissory notes are automatically convertible into the Company's stock upon the next qualified equity raise of at least $1,000,000 by sale of common, preferred, or other equity securities (as further defined in the agreements)

	at a per security conversion price equal to the lessor of (i) 80% of the per share price paid by the investors in such financing or (ii) the price equal to the quotient of $12,000,000 divided by the fully diluted capitalization of the Company as of immediately prior to the initial closing of the $1,000,000 equity raise, and otherwise on the same terms and conditions as giving to the investors in the equity raise. The holder may elect to convert on the maturity date the outstanding principal balance and any unpaid accrued interest of the note into the most senior class of shares of the Company at a conversion price equal to the quotient of $12,000,000 divided by the fully diluted capitalization of the Company as of the maturity date. Upon a change in control (as further defined in the agreements), all outstanding principal and unpaid accrued interest due on the note shall convert into the Company's most senior class of preferred stock and, if no preferred stock has been issued, Common Stock, at a price equal to the quotient of $12,000,000 divided by fully diluted capitalization of the Company as of immediately prior to the closing of such transaction. The Company is to give the holder 5 days of advance notice of the anticipated closing of a change in control transaction. The holder may elect in writing, at least 3 days prior to the closing of a change in control transaction, to be repaid in cash in an amount equal to the balance.
Other Material Terms	The notes and the note purchase agreements also contain the following terms and rights: (i) subordination, (ii) "market stand-off" agreement, and (iii) delivery of financial statements and other information rights.
Maturity Date	The maturity dates range from November 1, 2020 to October 31, 2021.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	The Company may choose to issue more convertible notes, thereby diluting any equity securities issuable upon conversion of the securities issued under Regulation CF. Additionally, the convertible notes may convert into common or preferred shares of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 13.15% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

Securities issued pursuant to Regulation CF:

Type of Security	2017 Crowd Notes
Amount Outstanding	$658,524, representing principal and accrued interest as of January 14, 2020.
Interest Rate	Annual interest rate of 7%, compounded quarterly
Description of Collateral	None
Conversion Terms	Upon a qualified equity financing, the crowd notes will convert into the stock being sold in such qualified financing at a price per share of the lower of: (A) the product of (1) one minus the discount of 20% and (2) the price paid per share for preferred stock by the investors in the qualified equity financing; or (B) the quotient resulting from dividing (1) the valuation cap of $5 million by (2) the fully-diluted capitalization immediately prior to the closing of the qualified equity financing. If a corporate transaction takes place prior to a qualified equity financing, the holders will receive the greater of (i) twice the outstanding principal of the crowd notes, or (ii) the quotient obtained by dividing the product of the outstanding principal and the fully-diluted capitalization immediately prior to the closing of the corporate transaction by a $5 million valuation cap. If a corporate transaction takes place after a qualified equity financing has occurred, and the crowd notes are still unconverted, the notes will convert as if they had converted in the qualified equity financing, as described above.
Other Material Terms	Investors who invested $50,000 or greater under the Crowd Notes have certain information rights including delivery of financial statements and updates on key metrics, and pro rata participation rights in future offerings of equity securities.
Maturity Date	The Crowd Notes will convert in the earlier of a "corporate transaction" (such as the sale of the Company) or a qualified equity financing.
How this security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities)	Approximately 6.7% of the Company, assuming that on the date hereof there was an investment in the Company of $1 million at a pre-money valuation of $15 million, such that all of the convertible securities of the Company converted into preferred equity that converts at a ratio of one to one into Common Stock.

The Company has the following debt outstanding:

With the exception of the Convertible Notes and Crowd Notes outstanding, the Company has no debt outstanding. Please see our financial disclosures in Exhibit A for further details on current liabilities.

Ownership
A majority of the Company is owned by Christopher Sopher, Rebekah Monson, and Bruce Pinchbeck, the officers of the Company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Sopher	3,800,000	38%
Rebekah Monson	3,100,000	31%
Bruce Pinchbeck	3,100,000	31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
WhereBy.Us Enterprises, Inc. (the "**Company**") was incorporated on July 8, 2014 under the laws of the State of Florida. The Company's address is 1951 NW 7th Ave, Suite 600, Miami, Florida 33136. The Company is a platform for creating media publications focused on community engagement and connection.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash comes from revenue selling the Company's products and issuing securities.

As of December 31, 2019, the Company had $334,614 in aggregate cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources
The Company currently does not have any additional outside sources of capital other than the Company's credit line, and revenue from customers of the Company's platform and products.

Capital Expenditures and Other Obligations
The Company intends to invest in its technology team and the software platform in order to expand to new markets.

Material Changes and Other Information

Trends and Uncertainties

Please see Exhibit A for the management's evaluation of subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used
Convertible Note	$1,361,821.88	28 Convertible Notes	Expansion and technology	06/24/2016	Rule 506(b)
Crowd Note	$536,503.67	2 Crowd Notes	Expansion and technology	08/01/2017	Regulation CF
Convertible Note	$100,000	1 Convertible Note	Expansion and technology	03/01/2018	Section 4(a)(2)
Convertible Note	$2,045,728.17	31 Convertible Notes	Expansion and technology	08/20/2018	Rule 506(b)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted transactions with related persons in the previous twelve months.

The Company has previously entered into the following related person transactions:

In February 2017, the Company sold and issued a $50,000 convertible subordinated promissory note to Terry R. Sopher Sr. and Harriet Sopher, among other seed investors. Terry R. Sopher Sr. and Harriet Sopher are the father and mother of Christopher Sopher, our CEO.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Sopher
_____
(Signature)

Christopher Sopher
_____
(Name)

CEO, President, Director
_____
(Title)

January 14, 2020
_____
(Date)

/s/ Rebekah Monson
_____
(Signature)

Rebekah Monson
_____
(Name)

COO, Treasurer, Director
_____
(Title)

January 14, 2020
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Christopher Sopher
(Signature)

Christopher Sopher
(Name)

CEO, President, Director
(Title)

January 14, 2020
(Date)

/s/ Rebekah Monson
(Signature)

Rebekah Monson
(Name)

COO, Treasurer, Director
(Title)

January 14, 2020
(Date)

/s/ Bruce Pinchbeck
(Signature)

Bruce Pinchbeck
(Name)

Chief Creative Officer, Secretary, Director
(Title)

January 14, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Financials

WHEREBY.US ENTERPRISES, INC.

(a Florida Corporation)

Unaudited Financial Statements

Period of January 1, 2017 through December 31, 2018

Reviewed by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

WHEREBY.US ENTERPRISES, INC.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 30, 2019

To: Board of Directors of Whereby.Us Enterprises, Inc.
         Attn: Christopher Sopher

Re: 2017-18 Financial Statement Review
         Whereby.Us Enterprises, Inc.

We have reviewed the accompanying financial statements of Whereby.Us Enterprises, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017 and the related statements of income, equity, and cash flows for the January 1, 2017 through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop LLC
A New Jersey CPA Group

WHEREBY.US ENTERPRISES, INC.
BALANCE SHEET
As of December 31, 2018

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 340,066	$ 793,748
Accounts receivable	26,781	151,673
Inventory	5,652	0
Total Current Assets	372,499	945,421
Non-Current Assets:		
Property and equipment, net	28,029	6,643
Intangible assets, net	4,420	5,723
Total Non-Current Assets	32,449	12,366
TOTAL ASSETS	$ 404,948	$ 957,787
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 10,926
Accrued expenses	15,388	16,167
Accrued interest on notes payable	267,848	131,355
Short-term loan	31,606	7,693
Total Liabilities	314,842	166,141
Non-Current Liabilities:		
Convertible notes	3,649,002	2,423,329
Total Non-Current Liabilities	3,649,002	2,423,329
TOTAL LIABILITIES Stockholders'	3,963,844	2,589,470
Deficit:		
Common Stock, ($0.000001 par, 25,000,000 shares authorized, 12,500,000 shares issued and outstanding, as of December 31, 2018 and 2017 respectively)	13	13
Additional paid-in capital	0	0
Accumulated deficit	(3,558,909)	(1,631,696)
Total Stockholders' Deficit	(3,558,896)	(1,631,683)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 404,948	$ 957,787

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018 and 2017

		2018		2017
Revenues, net	$	862,847	$	815,176
Cost of goods sold		51,444		181,392
Gross Profit (Loss)		811,403		633,784
Operating Expenses:				
General and administrative		2,641,152		1,362,660
Sales and marketing		48,922		94,300
Research and development		48,542		18,050
Total Operating Expenses		2,738,616		1,475,010
Net Income (Loss)	$	(1,927,213)	$	(841,266)

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2018 and 2017

| | Common Stock | | | | |
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2017	10,000,000	$ 10	$ 3	$ (790,430)	$ (790,417)
Net Income (Loss)	0	0	0	(841,266)	(841,266)
Balance as of December 31, 2017	10,000,000	10	3	(1,631,696)	(1,631,683)
Net Income (Loss)	0	0	0	(1,927,213)	(1,927,213)
Balance as of December 31, 2018	10,000,000	$ 10	$ 3	$ (3,558,909)	$ (3,558,896)

WHEREBY.US ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
	$	$
Net Income (Loss)	(1,927,213)	(841,266)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accrued interest payable	136,493	101,533
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	124,892	(68,293)
Increase (Decrease) in accounts payable	(10,926)	(8,711)
Increase (Decrease) in accrued expenses	(779)	1,282
(Increase) Decrease in inventory	(5,652)	0
Net Cash Used in Operating Activities	(1,683,185)	(815,455)
Cash Flows from Investing Activities		
Purchase of equipment and payments for internal-use software	(20,083)	13,090
Net Cash Used in Investing Activities	(20,083)	13,090
Cash Flows from Financing Activities		
Kabbage loan	23,913	7,693
Issuance of convertible notes payable	1,225,673	1,508,329
Net Cash Provided by Financing Activities	1,249,586	1,516,022
Net Change in Cash and Cash Equivalents	(453,682)	713,657
Cash and Cash Equivalents at Beginning of Period	793,748	80,091
Cash and Cash Equivalents at End of Period	$ 340,066	$ 793,748
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable	$ 0	$ 0

See Independent Accountants Review Report and Notes to Financial Statements

WHEREBY.US ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOTE 1 - NATURE OF OPERATIONS

WHEREBY.US ENTERPRISES, INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on July 8, 2014 ("Inception") in the State of Florida. The Company is a platform for community media businesses. Our technology and model support the creation of unique, engaging brands for communities across the country. As of December 31, 2018, the Company offered memberships in Miami, Seattle, Orlando, and Portland. The Company's headquarters are in Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, and 2017 cash and cash equivalents were $340,066 and $793,748, respectively.

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. Actual refunds and chargebacks could differ from the Company's estimates.

Property and Equipment

Property and equipment, which includes computer equipment and internally developed software, are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets which the Company estimates the useful lives to be three years for office computers and five years internally developed software.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than

quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue from the sale of subscriptions over the term of the subscription period. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Deferred revenue consists of advance payments from customers, in the form of cash, for revenue to be recognized in the following year. As of December 31, 2018, the Company had no deferred revenue.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. The majority of the accounts receivable balances consist of monthly subscription fees due from credit card processing companies and the Company believes and has experience in the amount being fully collectible. Accordingly, the Financial Statements do not include an allowance for bad debt. As of December 2018, and 2017 the Company had accounts receivables totaling $26,781 and $151,673, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property, plant and equipment and intangible assets as December 31, 2018 and 2017 consists of the following:

	2018	2017
Equipment	$ 61,172	$ 36,329
Trademarks	8,738	6,238
	69,910	42,567
Less accumulated depreciation and amortization	37,461	30,201
	$ 32,449	$ 12,366

NOTE 4 – NOTES PAYABLE

Extended Notes Payable

The Company has issued a total of $250,000 of 0% convertible notes (the "Notes") as of December 31, 2014. The Notes are unsecured. The Notes are due on March 31, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price will equal the price per share of Stock received by the Company in a Qualified Financing.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $275,000 of 7% convertible notes (the "Notes") as of December 31, 2015. The Notes are unsecured. The Notes are due on March 31, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and the Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

Long-Term Notes Payable

The Company has issued a total of $1,898,329 of 7% convertible notes (the "Notes") as of December 31, 2017. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion

of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $100,000 of 8% convertible notes (the "Notes") as of March 1, 2018. The Notes are unsecured. The Notes are due March, 2020 with accrued interest if the Notes do not covert prior to March 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $1,666,667 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $1,125,673 of 2.5% convertible notes (the "Notes") as of December 31, 2018. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded

related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

The Company has issued a total of $1,125,673 of 2.5% convertible notes (the "Notes") as of December 31, 2018. The Notes are unsecured. The Notes are due December, 2020 with accrued interest if the Notes do not covert prior to December 31, 2020.

The Notes are automatically convertible into the most senior class of stock available on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"), or may be converted after thirty days of the completion of an offering of less than $1,000,000 at the majority of note-holders' option. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $12,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2018, the convertible notes have not yet converted as a qualified financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – INCOME TAX PROVISION

Deferred tax assets and liabilities consist of the following components as of December 31, 2018. The Company has filed its corporate income tax return for the period ended December 31, 2018, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.   The net operating loss of $1,625,896 generated from the loss incurred during the year ended December 31, 2018 will expire in 2038.

NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity outstanding:

There are 10,000,000 shares of common stock outstanding as of December 31, 2018.   A total of 25,000,000 shares have been authorized.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2018 stock compensation plan which permits the grant or option of shares to its employees for up to 2,500,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of

the Company's stock at the date of grant or option date or 110% of the fair value for significant stockholders based on management's determination of fair value. Stock awards generally vest over four years. As of December 31, 2018, 1,544,285 shares are reserved for future issuance pursuant to outstanding options.

NOTE 8 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss for the year ending December 31, 2018 and has a net stockholder deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through October 1, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: WhereBy.Us Enterprises, Inc.

Date: _____10 / 22 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of WhereBy.Us Enterprises, Inc., which comprise the balance sheet as of December 31, 2017 and December 31, 2018, and the related statements of income, retained earnings, and cash flows for the periods of January 1, 2017 through December 31, 2018 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____10 / 22 / 2019_____, the following representations made to you during your review.

Financial Statements
1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____10 / 22 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a) Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b) Additional information that you have requested from us for the purpose of the review.

    c) Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

    ● Management,

    ● Employees who have significant roles in internal control, or

    ● Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

_____

Title:

 Christopher Sopher_____